UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Richard Aldrich

Longwood Fund Management

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

By filing this Schedule 13D, Richard Aldrich (“Mr. Aldrich” or the “Reporting Person”) is reporting that his beneficial ownership now exceeds 5% of the total outstanding common stock of OvaScience, Inc., a Delaware corporation (the “Issuer”) as a result of multiple purchases of common stock, par value $0.001 per share (the “Common Stock”), by Longwood Fund III LP (the “Fund”).  Between March 11, 2016 and March 24, 2016, the Fund purchased 401,061 shares of Common Stock for an aggregate purchase price of $3,387,913.92.  Mr. Aldrich is a member of Longwood Fund III GP, LLC (the “General Partner”), the general partner of the Fund.

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,248,425

	(8)	Shared Voting Power 175,481

	(9)	Sole Dispositive Power 1,248,425

	(10)	Shared Dispositive Power 175,481

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,906

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common stock of the Issuer.  The address of the principal executive office of the Issuer is 9 Fourth Avenue, Waltham, Massachusetts 02541. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

This Statement is filed by Richard Aldrich (“Mr. Aldrich” or the “Reporting Person”).  Mr. Aldrich is an individual and citizen of the United States.  Mr. Aldrich has a business address of Longwood Fund Management, Prudential Tower, Suite 1555, 800 Boylston Street, Boston, Massachusetts 02199.  Mr. Aldrich is a member of the Board of Directors of the Issuer.  Mr. Aldrich is also a partner of Longwood Fund, LP, a venture capital investment fund and previous stockholder of the Issuer.

During the last five years, Mr. Aldrich has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the formation of the Issuer, on April 7, 2011, Mr. Aldrich purchased 1,420,000 shares of Common Stock of the Issuer for an aggregate purchase price of $2,840. All such shares were acquired with personal funds of such Reporting Person. On December 30, 2011, Mr. Aldrich transferred 355,000 shares of Common Stock of the Issuer to Richard H. Aldrich Irrevocable Trust of 2011. On March 28, 2012, the Issuer underwent a 1-for-2.023 reverse stock split, after which Mr. Aldrich held 526,445 shares of Common Stock and the Richard H. Aldrich Irrevocable Trust of 2011 held 175,481 shares of Common Stock.

On June 7, 2013, June 13, 2014 and June 4, 2015, Mr. Aldrich was granted stock options to purchase 4,448 shares of Common Stock, 6,500 shares of Common Stock and 12,000 shares of Common Stock, respectively, each of which vest in twelve monthly installments from the date of grant.  All options granted on June 7, 2013 and June 13, 2014 have vested in full and, with respect to the option granted on June 4, 2015, options to purchase 11,000 shares of Common Stock have vested or will vest within 60 days of the filing of this Schedule 13D. Mr. Aldrich is deemed to have beneficial ownership over such shares as of the date of this filing. Such stock options were granted to Mr. Aldrich at no cost.

On September 11, 2013, the Richard H. Aldrich 2005 Revocable Trust purchased 4,850 shares of Common Stock at a purchase price of $10.54 per share. On April 8, 2015, the Richard H. Aldrich 2005 Revocable Trust purchased 2,500 shares of Common Stock at $29.97 per share. Such shares were acquired with the personal funds of Mr. Aldrich.

On the following dates, the Richard H. Aldrich 2005 Revocable Trust purchased the following numbers of shares of Common Stock pursuant to a Rule 10b5-1buying plan at the following prices: on May 19, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.33 per share; on May 27, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.50 per share; on June 2, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.29 per share; on June 9, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.59 per share; on June 16, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $8.52 per share; on June 23, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at a weighted average purchase price of $8.81 per share; on June 30, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at a purchase price of $9.16 per share; and on July 7, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 1,000 shares of Common Stock at $9.49 per share. Such shares were acquired with the personal funds of Mr. Aldrich.

On March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015, Mr. Aldrich received 305 shares of Common Stock, 367 shares of Common Stock, 1,251 shares of Common Stock and 1,087 shares of Common Stock, respectively, pursuant to a previous election by Mr. Aldrich to receive shares of the Issuer’s Common Stock for services as a director and committee member, pursuant to the Issuer’s non-employee director compensation plan. These shares were issued in lieu of cash compensation.

On April 30, 2015, Mr. Aldrich received 273,611 shares, at no cost, as a result of Longwood Fund GP, LLC distributing shares to its members.

On October 19, 2015, Mr. Aldrich transferred 200,000 shares of Common Stock to the Richard H. Aldrich 2015 Grantor Retained Annuity Trust.

Between March 11, 2016 and March 24, 2016, the Fund purchased an aggregate of 401,061 shares of Common Stock for an aggregate purchase price of $3,387,913.92.  Below is a chart identifying each purchase made during that period:

Day	Shares Purchased	Price Per Share (Average, except for March 11, 2016)	Aggregate Purchase Price
March 11, 2016	132,732	$7.50	$995,490.00
March 14, 2016	30,000	$8.0534	$241,602.00
March 15, 2016	29,500	$8.0611	$237,802.45
March 16, 2016	29,529	$7.7315	$228,303.46
March 17, 2016	29,800	$7.7926	$232,219.48
March 18, 2016	29,900	$8.7205	$260,742.95
March 21, 2016	30,000	$10.3530	$310,590.00
March 22, 2016	29,800	$10.5343	$313,922.14
March 23, 2016	29,800	$9.7428	$290,335.44
March 24, 2016	30,000	$9.2302	$276,906.00

The working capital of the Fund was the source of funds for the purchase of these shares.

Mr. Aldrich and the General Partner each disclaim beneficial ownership of the securities owned directly by the Fund, except to the extent of their pecuniary interest therein.

Item 4.  Purpose of Transaction.

Mr. Aldrich is a member of the Board of Directors of the Issuer.  The purposes of the transactions where the Issuer granted Mr. Aldrich equity awards were to compensate Mr. Aldrich for her services as an executive officer of the Issuer in lieu of a cash salary from the Issuer.  All other transactions were made for investment purposes.

Other than as described above, the Reporting Person does not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The percentage of Common Stock reported beneficially owned by Mr. Aldrich is determined in accordance with SEC rules and is based upon 27,303,698 shares of the Issuer’s Common Stock outstanding as of March 25, 2016.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

(a)                                 At the close of business on March 25, 2016, Richard Aldrich beneficially owned 1,423,906 shares of Common Stock, representing beneficial ownership of approximately 5.2% of the outstanding Common Stock.  603,066 of these shares are held by Mr. Aldrich directly, 200,000 are held by the Richard H. Aldrich 2015 GRAT, 175,481 are held by the Richard H. Aldrich Irrevocable Trust of 2011, 22,350 are held by the Richard H. Aldrich 2005 Revocable Trust, 21,948 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of March 25, 2016, 401,061 are held by the Fund.  Mr. Aldrich is the trustee of the Richard H. Aldrich 2015 GRAT and the Richard H. Aldrich 2005 Revocable Trust and he exercises voting and investment power of the shares of record held by each trust. Mr. Aldrich’s spouse is the trustee of the Richard H. Aldrich Irrevocable Trust of 2011, and she exercises voting and investment power over the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	1,248,425
	2. Shared power to vote or direct vote:	175,481
	3. Sole power to dispose or direct the disposition:	1,248,425
	4. Shared power to dispose or direct the disposition:	175,481

(c)                                  See Item 3 of the Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2016

/s/ Richard Aldrich
Richard Aldrich